               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 1)<F1>

                       PS Financial, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          74437V 10 9
                         (CUSIP Number)
                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 1, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 12 Pages

CUSIP No. 74437V 10 9
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                118,000
Shares         8.  Shared Voting
Beneficially       Power                             79,000*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                            118,000
ing Person     10. Shared Dispositive
with               Power                             79,000*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 197,000*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.80%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 2 of 12 Pages

CUSIP No. 74437V 10 9
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            197,000*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            197,000*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 197,000*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.80%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 118,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                             Page 3 of 12 Pages

          This is Amendment No. 1 to the Statement on Schedule 13D (the "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of PS Financial, Inc., a Delaware corporation (the "Company"), as submitted for filing with the Securities and Exchange Commission on December 10, 1996.

          This Amendment No. 1 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of the Company, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)". Information contained in this Amendment No. 1 which comprises a part of this Statement as originally filed is identified below where applicable.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of PS Financial, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 4800 South Pulaski Road, Chicago, Illinois 60632."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a

                       Page 4 of 12 Pages
     judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in the following paragraph was disclosed in Item 3 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Pursuant to a stock subscription for Common Stock of the Company, Mrs. Davis paid $190,000.00 for an aggregate of 19,000 shares of Common Stock. Following Mrs. Davis's purchase of such Common Stock, she transferred it to a joint account maintained by her and Mr. Davis. In addition, Mr. Davis paid an aggregate of $1,590,637.50 for an aggregate of 136,200 shares of Common Stock owned by him, and Mr. and Mrs. Davis together paid an aggregate of $709,067.50 for an aggregate of 60,000 shares of Common Stock owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth in the following paragraphs of Item 5 was disclosed in the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Mr. and Mrs. Davis have acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of the Company. Consistent with this purpose, Mr. Davis routinely monitors the performance of companies in which he and Mrs. Davis invest through the review of their periodic financial statements and reports and intends to do so with regard to the Company. In connection therewith, Mr. Davis sometimes engages in oral and written communications with the officers of a company to discuss his views on its performance. Such communications may include suggestions regarding ways to enhance company performance and increase shareholder value. To the extent he deems appropriate, Mr. Davis may engage in such communications with the officers of the Company.

                       Page 5 of 12 Pages

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          B. Item 4 of the Statement is hereby supplemented by the addition of the following information:

          "On August 1, 1997, Mr. Davis wrote to the members of the Company's Board of Directors to advise them that they should declare a large, special dividend (taxable) now. Mr. Davis bases his recommendation on the Company's high capital ratio of 38.7% (6/30/97). Such a return of excess capital will enhance value for shareholders which the Company should work to achieve as a public institution. A copy of Mr. Davis's letter to the Company's Board of Directors is attached hereto as Exhibit 2.

          Based on the Company's quarterly dividend of 8 cents ($.32 annual rate), it will never reduce capital to an efficient ratio of 7%. Mr. Davis points out that since the Company earns more than its dividend, its capital can only grow. In light of the above, Mr. Davis believes that the Company - which went public in November, 1996 - should not wait four (4) to seven (7) months before finding out if it will be permitted to pay a tax-free return of capital, special dividend.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

          The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were acquired."







                       Page 6 of 12 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in the following paragraphs
(a) through (e) of Item 5 is hereby amended and restated in its entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 197,000 shares, representing 9.80 percent of the outstanding shares of Common Stock based on 2,009,486 shares of Common Stock disclosed by the Company as outstanding on August 15, 1997. Of such shares, 118,000 (5.87%) are held in the name of Mr. Davis, and 79,000 (3.93%) are held in the name of Mr. and Mrs. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 118,000 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 79,000 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matter referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 79,000 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 118,000 shares of Common Stock owned by Mr. Davis.

          (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis
     (except that Mr. Davis and Mrs. Davis are husband and wife


                       Page 7 of 12 Pages
and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of the Company."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
No. 1 was disclosed in Item 7 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

          B. The information in Item 7 is hereby supplemented by the addition of the following:

          "2. Letter dated August 1, 1997 from Jerome H. Davis to the Board of Directors of the Company."


































                       Page 8 of 12 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    8/15/97        Jerome H. Davis
                     Date           (Signature)

                    8/15/97        Susan B. Davis
                      Date          (Signature)








































                       Page 9 of 12 Pages

                            Schedule A
          Information with Respect to Transactions in the
               Common Stock of PS Financial, Inc. by
                Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Susan Davis:

1.  11/15/96    19,000         $10.00           PS       Stock
                                                Fin'l    Subsc-
                                                Corp.    ription
Jerome Davis:

1.  11/27/96     6,800          11.625          OTC      *<F4>

2.  11/27/96    10,000          11.75           OTC      *<F4>

3.  11/27/96    10,000          11.75           OTC      *<F4>

4.  11/27/96     1,000          11.625          OTC      *<F4>

Susan Davis
and Jerome Davis:

5.  11/27/96     5,000          11.625          OTC      *<F4>

6.  11/27/96    10,000          11.75           OTC      *<F4>

Jerome Davis:

7.  12/2/96      5,000          11.75           OTC      *<F4>

8.  12/3/96     40,000          11.5625         OTC      *<F4>

9.  12/3/96      5,000          11.625          OTC      *<F4>




__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr.
     and/or Mrs. Davis.

                       Page 10 of 12 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome Davis
and Susan Davis:

10.  12/4/96    10,000         $11.6875         OTC      *<F4>

11.  12/5/96    10,000          11.875          OTC      *<F4>

12.  12/5/96     5,000          11.875          OTC      *<F4>

13.  12/5/96     5,500          11.875          OTC      *<F4>

14.  12/5/96    14,500          11.94           OTC      *<F4>

Jerome Davis:

15.  12/5/96     5,400          11.625          OTC      *<F4>

17.  12/5/96    15,000          11.6875         OTC      *<F4>

18.  12/5/96     5,000          11.625          OTC      *<F4>

19.  12/5/96    20,000          11.875          OTC      *<F4>

20.  12/5/96     3,000          11.875          OTC      *<F4>

21.  12/6/96    10,000          11.625          OTC      *<F4>

22.  8/15/96    (18,200)        14.25           OTC      *<F4>
__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.
</FN

          The transaction listed in No. 22 of Schedule A has not been previously reported.

                       Page 11 of 12 Pages